UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the nine-month period ended September 30, 2014.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 10, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless otherwise specified herein, references to "Ocean Rig" or the "Company" or "we" shall include Ocean Rig UDW Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission (the "Commission") on February 21, 2014 and our Registration Statement on Form F-3ASR, filed with the Commission on October 16, 2012. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Nine-months ended September 30, 2014 compared to the nine-months ended September 30, 2013.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Nine-months ended September 30,		Change
	2013	2014	Amount	%
REVENUES:
Service revenue, net	$834,792	$1,317,711	$482,919	57.8%
	834,792	1,317,711	482,919	57.8%

EXPENSES:
Drilling rigs and drillships operating expenses	366,646	533,017	166,371	45.4%
Depreciation and amortization	170,198	239,835	69,637	40.9%
General and administrative expenses	85,686	96,915	11,229	13.1%
Legal settlement and other, net	6,000	2,733	(3,267)	(54.5)%
Operating income	206,262	445,211	238,949	115.8%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(170,236)	(234,705)	(64,469)	37.9%
Interest income	6,219	9,130	2,911	46.8%
Gain/ (loss) on interest rate swaps	11,000	(6,224)	(17,224)	(156.6)%
Other, net	5,513	759	(4,754)	(86.2)%
Total other expenses, net	(147,504)	(231,040)	(83,536)	56.6%

INCOME BEFORE INCOME TAXES	58,758	214,171	155,413	264.5%

Income taxes	(35,099)	(41,873)	(6,774)	19.3%
NET INCOME	$23,659	$172,298	$148,639	628.3%

1

Revenues
Revenues from drilling contracts increased by $482.9 million, or 57.8%, to $1,317.7 million for the nine-month period ended September 30, 2014, as compared to $834.8 million for the nine-month period ended September 30, 2013. The increase is primarily attributable to the operations of the Ocean Rig Athena and the Ocean Rig Skyros that were recently added to the fleet, which contributed, in aggregate, $234.6 million as well as to the operation of Ocean Rig Mylos which was added to the fleet in the end of the third quarter of 2013, resulting to increased revenues amounting to $171.0 million. Moreover, the operations of the Ocean Rig Mykonos, the Ocean Rig Poseidon, the Ocean Rig Olympia and the Ocean Rig Corcovado contributed, in aggregate, $589.6 million revenues during the nine-month period ended September 30, 2014, as compared to $544.0 million during the same period in 2013 and the operations of the Eirik Raude and Leiv Eiriksson, contributed $320.0 million during the nine-month period ended September 30, 2014 as compared to $288.5 million during the same period in 2013. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2014, ranged between approximately $443,016 and $690,100 per day. The maximum day rates for the contracts on which our drilling units were employed during the nine-month period ended September 30, 2013, ranged between approximately $431,000 and $670,000 per day.

Operating expenses

Drilling rigs and drillships operating expenses increased by $166.4 million, or 45.4%, to $533.0 million for the nine-month period ended September 30, 2014, compared to $366.6 million for the nine-month period ended September 30, 2013. The increase in operating expenses was mainly due to operation of the Ocean Rig Skyros and Ocean Rig Athena, which were added to the fleet, resulting in operating expenses of $92.1 million, the increase of the Ocean Rig Mylos, amounting to $66.7 million, which was added to the fleet in the end of the third quarter of 2013 and therefore had decreased operating expenses in the corresponding period and the increase in operating expenses of the Leiv Eiriksson, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounting to $27.8 million. These increases were partly offset by a decrease of $20.2 million in operating expenses of the Eirik Raude and Ocean Rig Corcovado.

Depreciation and amortization

Depreciation and amortization expense increased by $69.6 million, or 40.9%, to $239.8 million for the nine-month period ended September 30, 2014, as compared to $170.2 million for the nine-month period ended September 30, 2013. The increase in depreciation and amortization expense was mainly attributable to the operation of the Ocean Rig Skyros and Ocean Rig Athena, amounting to $38.4 million, which were recently added to the fleet, the increase in depreciation expense of Ocean Rig Mylos, by $19.7 million since it was delivered in the end of the third quarter of 2013. Additionally, the depreciation of Leiv Eiriksson, Eirik Raude, Ocean Rig Mykonos and Ocean Rig Corcovado increased by $11.7 million in aggregate.  The depreciation expense charged for the Ocean Rig Olympia and Ocean Rig Poseidon remained approximately the same for the nine-month period ended September 30, 2014 as compared to the relevant period in 2013.

General and administrative expenses
General and administrative expenses increased by $11.2 million, or 13.1%, to $96.9 million for the nine-month period ended September 30, 2014, as compared to $85.7 million for the nine-month period ended September 30, 2013, due to the increased cost for the operation of the offices in Angola and Athens.

Legal settlement and other, net

Legal settlements and other, net decreased by $3.3 million, or 55.0%, to a loss of $2.7 million for the nine-month period ended September 30, 2014, as compared to a loss of $6.0 million for the nine-month period ended September 30, 2013. The amount of $1.6 million concerns cancellation fees from a blow-out preventer order for the Leiv Eiriksson and the remaining amount concerns the write off of warranty claims.

 Interest and finance costs

Interest and finance costs increased by $64.5 million, or 37.9%, to $234.7 million for the nine-month period ended September 30, 2014, as compared to $170.2 million for the nine-month period ended September 30, 2013. The increase is mainly associated with the non-cash write-offs and breakage costs associated with the full repayment of the $1.35 billion Senior Secured Credit Facility totaling $22.0 million and write-offs and redemption costs associated with the full refinancing of the Company's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million as well as the higher level of debt during the nine-month period ended September 30, 2014.

Interest income

Interest income increased by $2.9 million, or 46.8%, to $9.1 million for the nine-month period ended September 30, 2014, compared to $6.2 million for the nine-month period ended September 30, 2013. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during the nine month period ended September 30, 2014, as compared to the relevant period in 2013.

Gain/ (loss) on interest rate swaps

For the nine-month period ended September 30, 2014 we incurred losses on interest rate swaps of $6.2 million, as compared to gains of $11.0 million for the nine-month period ended September 30, 2013, a decrease of 156.4%. The loss for the nine-month period ended September 30, 2014, was mainly due to mark to market losses of outstanding swap positions.

Other, net

Other, net decreased by $4.7 million, or a decrease of 85.5%, to $0.8 million for the nine-month period ended September 30, 2014, compared to a gain of $5.5 million for the nine-month period ended September 30, 2013. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes increased by $6.8 million, or an increase of 19.4%, to $41.9 million for the nine-month period ended September 30, 2014, compared to $35.1 million for the nine-month period ended September 30, 2013. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

      As of September 30, 2014, we had $495.8 million of cash and cash equivalents and $1.4 million restricted cash.
      Our cash and cash equivalents decreased by $109.7 million, or 18.1%, to $495.8 million as of September 30, 2014, compared to $605.5 million as of December 31, 2013, and our restricted cash decreased by $52.2 million, or 97.4%, to $1.4 million as of September 30, 2014, compared to $53.6 million as of December 31, 2013.  The decrease in our cash and cash equivalents was mainly due to loan repayments and payment of financing costs amounting to $1,896.4 million, the payment of dividends amounting to $50.2 million, the payment for the delivery of the Ocean Rig Athena amounting to $395.7 million, the payment of $262.7 million for our drillships under construction and payments of loan and swap interest amounting to approximately $223.6 million in aggregate, which were partly offset with loan proceeds amounting to $2,250.0 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $579.1 million as of September 30, 2014, compared to a working capital surplus of $466.1 million as of December 31, 2013.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds, from future debt or equity issuances.

As of September 30, 2014, we had total indebtedness of $4.5 billion under our senior secured credit facilities and secured notes, excluding unamortized deferred financing costs.  As of September 30, 2014, we were in compliance with all covenants related to our credit facilities.
As of September 30, 2014, we had $1.9 billion of remaining installment payments under our drillship newbuilding contracts relating to our four newbuilding drillships. The drillships under construction, Ocean Rig Apollo, the Ocean Rig Santorini and the two 7th generation, new integrated design drillships under construction, will be financed with cash on hand, operating cash flow, equity financing and additional bank debt.

Cash flow

Net cash provided by operating activities was $246.5 million for the nine-month period ended September 30, 2014. For the nine-month period ended September 30, 2014, net income was adjusted for the effects of certain non-cash items including $281.5 million of depreciation and amortization of deferred financing costs. Moreover for the nine-month period ended September 30, 2014, net income was also adjusted for the effects of non-cash items, such as the loss in the change in fair value of derivatives of $15.5 million. Net cash provided by operating activities was $131.7 million for the nine-month period ended September 30, 2013.

Net cash used in investing activities was $659.6 million for the nine-month period ended September 30, 2014, compared to $611.9 million used in for the nine-month period ended September 30, 2013. We made shipyard payments and expenditures related to drilling rigs, drillships machinery, equipment and other improvements of approximately $316.1 million and the payment for the delivery of the Ocean Rig Athena amounting to $395.7 for the nine-month period ended September 30, 2014, compared to $777.5 million in the corresponding period of 2013. The decrease in restricted cash was $52.2 million during the nine-month period ended September 30, 2014 compared to a decrease of $165.7 million in the corresponding period of 2013.

Net cash provided by financing activities was $303.4 million for the nine-month period ended September 30, 2014, consisting of loan and senior notes proceeds amounting to $2,250.0 million which were offset with loan and senior notes repayments and payment of financing costs amounting to $1,896.4 million and dividend payments of $50.2 million. This compares to net cash used in financing activities of $664.4 million for the nine-month period ended September 30, 2013, consisting mainly of repayments of credit facilities and the payment of financing costs.

Financing activities

Long-term debt

As of September 30, 2014, the Company was in compliance with the covenants in its credit facilities.

The annual principal payments required to be made after September 30, 2014, including balloon payments, totaling $4.5 billion due through July 2021, are as follows:

Twelve months ending:	Total (in thousands)
September 30, 2015	$32,000
September 30, 2016	32,000
September 30, 2017	32,000
September 30, 2018	832,000
September 30, 2019	532,000
September 30, 2020 and thereafter	3,021,000
Total principal payments	4,481,000
Less: Deferred financing costs	(104,292)

Total debt	$4,376,708
Off-balance sheet arrangements
We do not have any off-balance sheet arrangements.

Recent developments
-
On October 14, 2014, Ocean Rig Partners LP (the "MLP"), our wholly-owned subsidiary, filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering of units in a majority-owned master limited partnership, which has been formed to own interests in equity securities or assets currently owned by certain of our subsidiaries. The completion of any such possible MLP initial public offering is subject to Company's Board authorization, market conditions and completion of the SEC filing and review process.

-
On October 15, 2014, our Board of Directors declared a quarterly cash dividend with respect to the quarter ended September 30, 2014 of $0.19 per common share, to shareholders of record as of October 31, 2014 and has been paid by November 10, 2014.

-
On October 17, 2014, we were awarded extensions of the drilling contracts for its two ultra deepwater drillships, the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petróleo Brasileiro S.A. ("Petrobras") for drilling offshore Brazil. The term of each extension is for 1,095 days with a total combined revenue backlog of over $1.1 billion, excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in the first and second quarters of 2015, respectively.

-
On October 20, 2014, we agreed to lend our parent company, DryShips, with up to $120 million of immediate liquidity through a short-term unsecured loan subject to documentation and a fairness opinion with regards to the financial aspects of the transaction.

Supplemental Information
Ocean Rig UDW Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the 7.25% Senior Unsecured Notes.

During the nine-months ended September 30, 2014, we estimate that we will not exceed $22.3 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Ocean Rig.

Drill Rigs Holdings Inc. and its Operating Subsidiaries

Selected historical consolidated financial information and other data:

The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of 6.50% senior secured notes due 2017 (the "Senior Secured Notes") and each of  its subsidiaries, that is a guarantor of  the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drill Rigs Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the 6.5% Senior Secured Notes.

	Year ended December 31, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total assets	$1,366,349	$1,294,027
Total debt, net of financing fees	(784,485)	(787,256)
Shareholders equity	(458,298)	(405,784)
Total cash and cash equivalents	87,007	10,723
Capital expenditures	$(77,265)	$(13,091)

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total revenue	$295,327	$319,964
EBITDA	$159,916	$178,353

EBITDA reconciliation:

EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2013	2014
Net income	$74,257	$90,561
Add: Net interest expense	28,784	27,416
Add: Depreciation and amortization	54,269	58,839
Add: Income taxes	2,606	1,537
EBITDA	$159,916	$178,353

Drillships Financing Holdings Inc. and its Operating Subsidiaries
Adjustments to the calculation of Consolidated Net Income under the $1.9 billion Term Loan B Facility.
During the nine-months ended September 30, 2014, we estimate that we will not exceed $22.3 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Drillships Financing Holdings Inc.

Selected historical consolidated financial information and other data:
The following table sets forth certain financial and other data of Drillships Financing Holdings Inc., our wholly owned subsidiary and the issuer of $1.9 billion Term Loan B Facility(the "Term Loan B") and each of  its subsidiaries, that is a guarantor of  the Term Loan B (collectively "Drillships Financing Holdings Inc."), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Financing Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the $1.9 billion Term Loan B Facility.
	Year ended December 31, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total assets	$3,328,778	$3,186,987
Total debt, net of financing fees	(1,839,171)	1,828,450
Shareholders equity	(1,325,114)	1,234,210
Total cash and cash equivalents	26,274	20,809
Capital expenditures	$(25,413)	(12,048)

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total revenue	$482,979	$496,770
EBITDA	$265,598	$271,166

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holdings measures its operations and efficiency. EBITDA is also presented herein because Drillships Financing Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2013	2014
Net income	$21,367	$90,427
Add: Net interest expense	108,449	45,159
Add: Depreciation and amortization	111,314	118,524
Add: Income taxes	24,468	17,056
EBITDA	$265,598	$271,166

Drillships Ocean Ventures Inc. and its Operating Subsidiaries

Adjustments to the calculation of Consolidated Net Income under the $1.3 billion Senior Secured Term Loan B Facility.

During the nine-months ended September 30, 2014, we estimate that we will not exceed $22.3 million of adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the drilling rigs and drillships of Drillships Ocean Ventures Inc.

Selected historical consolidated financial information and other data:

The following table sets forth certain financial and other data of Drillships Ocean Ventures Inc. our wholly-owned subsidiary and the issuer of $1.3 billion Senior Secured Term Loan B Facility (the "New Term Loan B") and each of  its subsidiaries, that is a guarantor of  the New Term Loan B (collectively "Drillships Ocean Ventures"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drillships Ocean Ventures on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the $1.3 billion New Term Loan B Facility.

	Year ended December 31, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total assets	$2,043,068	$2,366,833
Total debt, net of financing fees	(875,665)	(1,269,174)
Shareholders equity	(932,603)	(891,391)
Total cash and cash equivalents	6,083	2,865
Capital expenditures	$1,001,447	389,472

	Nine Months ended September 30, 2013	Nine Months ended September 30, 2014
(Dollars in thousands)
Total revenue	$2,232	$367,478
EBITDA	$5,956	$226,023

EBITDA reconciliation:
EBITDA represents net income before interest, taxes, depreciation and amortization and class survey costs.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Ocean Ventures measures its operations and efficiency. EBITDA is also presented herein because Drillships Ocean Ventures believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Nine Months Ended September 30,
	2013	2014
Net income	$2,460	$39,393
Add: Net interest expense	(151)	113,729
Add: Depreciation and amortization	3,629	61,717
Add: Income taxes	18	11,184
EBITDA	$5,956	$226,023

Significant Accounting Policies
Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the nine-month period ended September 30, 2014.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

●	future operating or financial results;
●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

●
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;

●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;

●  the inability to repatriate income or capital;

●  complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;
●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;

●	the level of expected capital expenditures and the timing and cost of completion of capital projects;
●	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
●
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

●	the effects of accounting changes and adoption of accounting policies;

● ●
recruitment and retention of personnel; and

other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20 –F.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2013 and September 30, 2014 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2013	September 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$605,467	$495,764
Restricted cash	3,561	1,397
Trade accounts receivable, net of allowance for doubtful receivables of $2,948 at December 31, 2013 and $3,247 at September 30, 2014	289,718	421,043
Due from related parties (Note 3)	-	59
Other current assets (Note 4)	110,971	112,717
Total current assets	1,009,717	1,030,980

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	662,313	592,204
Drilling rigs, drillships, machinery and equipment, net (Note 6)	5,777,025	6,287,005
Total fixed assets, net	6,439,338	6,879,209

OTHER NON-CURRENT ASSETS:
Restricted cash	50,000	-
Financial instruments (Note 9)	13,517	13,984
Intangible assets, net	6,175	5,093
Other non-current assets (Note 7)	101,703	112,047
Total non-current assets, net	171,395	131,124
Total assets	$7,620,450	$8,041,313

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 8)	$85,401	$20,080
Accounts payable and other current liabilities	89,988	91,319
Accrued liabilities	214,137	177,266
Deferred revenue	123,862	140,688
Financial instruments (Note 9)	30,266	22,522
Total current liabilities	543,654	451,875

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	3,907,835	4,356,628
Financial instruments (Note 9)	15,557	8,268
Deferred revenue	152,226	104,677
Other non-current liabilities	21,335	15,451
Total non-current liabilities	4,096,953	4,485,024

COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and September 30, 2014, nil issued and outstanding at December 31, 2013 and September 30, 2014	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2013 and September 30, 2014, 131,875,128 and 132,017,178 issued and outstanding at December 31, 2013 and September 30, 2014, respectively (Note 10)	1,319	1,320
Additional paid-in capital	3,492,650	3,494,940
Accumulated other comprehensive loss	(23,454)	(23,234)
Accumulated deficit	(490,672)	(368,612)
Total stockholders' equity	2,979,843	3,104,414
Total liabilities and stockholders' equity	$7,620,450	$8,041,313

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Nine-month period ended September 30,
	2013	2014
REVENUES:
Service revenue , net	$834,792	$1,317,711
Total Revenues	834,792	1,317,711

EXPENSES:
Drilling rigs and drillships operating expenses	366,646	533,017
Depreciation and amortization (Note 6)	170,198	239,835
General and administrative expenses (Note 3)	85,686	96,915
Legal settlements and other, net	6,000	2,733
Operating income	206,262	445,211

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 12)	(170,236)	(234,705)
Interest income	6,219	9,130
Gain/(loss) on interest rate swaps (Note 9)	11,000	(6,224)
Other, net	5,513	759
Total other expenses, net	(147,504)	(231,040)

INCOME BEFORE INCOME TAXES	58,758	214,171
Income taxes (Note 11)	(35,099)	(41,873)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$23,659	$172,298

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 13)	$23,627	$171,802

EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 13)	$0.18	$1.30
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 13)	131,715,545	131,832,444
Dividend declared per share	$-	$0.38
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the nine-month periods ended September 30, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)
	Nine-month period ended September 30,
	2013	2014
Net income	$23,659	$172,298

Other Comprehensive income:
Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net	777	777
Actuarial gains/ (losses)	3,505	(557)
Total Other Comprehensive income	4,282	220

Total Comprehensive income	$27,941	$172,518

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2013 and 2014
 (Expressed in thousands of U.S. Dollars)

	Nine-month period ended September 30,
	2013	2014
Net Cash Provided by Operating Activities	$131,682	$246,511

Cash Flows provided by/ (used in) Investing Activities:
Advances for drillships under construction and related costs	(252,668)	(262,682)
Drilling rigs, drillships machinery, equipment and other improvements	(524,879)	(449,101)
Decrease in restricted cash	165,690	52,164
Net Cash Used in Investing Activities	(611,857)	(659,619)
Cash Flows Provided by / (used in) Financing Activities:
Proceeds from short/long term credit facilities, term loans and senior notes	2,350,000	2,250,000
Principal payments and repayments of short/long-term debt and senior notes	(1,607,500)	(1,854,249)
Dividend paid	-	(50,206)
Payment of financing costs, net	(78,091)	(42,140)
Net Cash Provided by Financing Activities	664,409	303,405
Net decrease in cash and cash equivalents	(184,234)	(109,703)
Cash and cash equivalents at beginning of period	317,366	605,467
Cash and cash equivalents at end of period	$501,600	$495,764

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

1. Basis of Presentation and General Information:
The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and its consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

2. Significant Accounting Policies:
A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014 (the "Consolidated Financial Statements for the year ended December 31, 2013"). There have been no material changes to these policies in the nine-month period ended September 30, 2014.

New accounting pronouncements
Revenue from Contracts with Customers: The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS") and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The guidance in Accounting Standard Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

Going Concern: In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15–Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

3. Transactions with Related Parties:
	December 31,	September 30,
	2013	2014
Balance Sheet
Due from related parties	$-	$59
Advances for drillships under construction and related costs	$1,185	$1,546
Drilling rigs, drillships, machinery and equipment, net	$5,692	$2,885

	Nine-month period ended September 30,
Statement of Operations	2013	2014
Service Revenue, net - Cardiff Drilling Inc.	$(7,209)	$(12,451)
General and administrative expenses:
-Vivid Finance Limited	13,943	13,153
-Azara Services S.A.	4,375	1,875
-Basset Holdings Inc.	3,892	911
-Amortization of CEO's stock based compensation	$1,026	$1,304

Global Services Agreement: Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and Dryships, Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, the Company will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the consolidated statement of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.

Vivid Finance Limited: Under the consultancy agreement effective from January 1, 2013, between Ocean Rig Management and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for Ocean Rig and its subsidiaries, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and, (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; and (ii) at any time by the mutual agreement of the parties.

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between a wholly owned subsidiary of the Company, and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1,100 based on the Euro/U.S. Dollar exchange rate as of September 30, 2014).

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

3. Transactions with Related Parties (continued):

On August 20, 2013, the Company's Compensation Committee approved that a cash bonus of $3,000 be paid to Basset for the contribution of Mr. Anthony Kandylidis services as Executive Vice President.

On August 19, 2014, the Company's Compensation Committee approved that a cash bonus of $4,000 be paid to Basset for the contribution of Mr. Anthony Kandylidis for Executive Vice President's services.

Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between a wholly owned subsidiary of the Company and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company.  The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500. On August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of $2,500 cash and 150,000 shares of the Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014, and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig's shares on the grant date of $17.56 per share.

On August 19, 2014, Company's Compensation Committee approved a bonus in the form of $2,500 cash and 150,000 shares of Company's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of Ocean Rig shares on the grant date of $18.37 per share.

4. Other Current Assets:

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2013	September 30, 2014
Inventories	$8,616	$6,289
Deferred mobilization expenses	76,986	81,799
Prepayments and advances	15,902	15,061
Insurance claims (Note 14)	435	425
Other	9,032	9,143
	$110,971	$112,717

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

5. Advances for drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the drillships building contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2013.
The movement of the account during the nine-month period ended September 30, 2014 was as follows:

Balance, December 31, 2013	$662,313
Advances for drillships under construction and related costs	658,431
Drillships delivered	(728,540)
Balance, September 30, 2014	$592,204
The Ocean Rig Apollo and the Ocean Rig Santorini, the latter which is equipped with two blow-out preventers, for which the Company has paid $235,656 and $127,000, respectively, to the yard, are scheduled to be delivered in January 2015 and June 2016, respectively.

On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of the Company, and Samsung Heavy Industries Co., Ltd ("Samsung") became effective for the construction of two seventh generation new integrated design drillships at Samsung and paid $76,600 as first installment to the yard for each of the new drillships, which are equipped with two blow-out preventers. The drillships are scheduled to be delivered to the Company in February 2017 and June 2017, respectively. The total project cost is approximately $728,000 per drillship.

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$6,578,940	$(801,915)	$5,777,025
Additions/ Transfer from drillships under construction	747,957	-	747,957
Depreciation	-	(237,977)	(237,977)
Balance September 30, 2014	$7,326,897	$(1,039,892)	$6,287,005
As of September 30, 2014, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and the term loan B facilities (Note 8).

7. Other non-current assets:

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:
	December 31, 2013	September 30, 2014

Deferred mobilization expenses	$72,624	$56,558
Prepaid investments	21,554	55,489
Other	7,525	-
Total	$101,703	$112,047

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)
8. Long-term Debt:

	December 31, 2013	September 30, 2014
6.5% Senior Secured Notes	$800,000	$800,000
7.25% Senior Unsecured Notes	-	500,000
9.5% Senior Unsecured Notes	500,000	-
$1.3 billion Senior Secured Term Loan B Facility	-	1,300,000
Senior Secured Credit Facility	890,000	-
$1.9 billion Term loan B Facility	1,895,250	1,881,000
Less: Deferred financing costs	(92,014)	(104,292)
Total debt	3,993,236	4,376,708
Less: Current portion	(85,401)	(20,080)

Long-term portion	$3,907,835	$4,356,628

6.5% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. ("the Issuer") issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes"), offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as of September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.
The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest on the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

8. Long-term Debt (continued):

7.25% Senior Unsecured Notes due 2019
On March 26, 2014 the Company issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The Senior Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. The Company used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand, and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700 was redeemed at a redemption price of 104.5% on May 13, 2014.

The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

9.5% Senior Unsecured Notes due 2016
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "9.5% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $487,500. The 9.5% Senior Unsecured Notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The 9.5% Senior Unsecured Notes were not guaranteed by any of the Company's subsidiaries. Upon a change of control, which would occur if 50% or more of the Company's shares were acquired by any person or group other than DryShips or its affiliates, the noteholders would have had an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate was 9.5% per year.

The 9.5% Senior Unsecured Notes were repurchased or redeemed in connection with the 7.25% Senior Unsecured Notes offering discussed above.

$1.35 billion Senior Secured Credit Facility
On March 24, 2014, the Company drew down the remaining undrawn amount of $450,000 under the $1.35 billion senior secured credit facility signed on February 28, 2013, in connection with the Ocean Rig Athena delivery and on July 25, 2014, this facility was refinanced by the $1.3 billion Senior Secured Term Loan B Facility (see below).

$1.3 billion Senior Secured Term Loan B Facility
On July 25, 2014, the Company's wholly owned subsidiary, Drillships Ocean Ventures Inc., entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to refinance the $1.35 billion Senior Secured Credit Facility, which had an outstanding loan balance of approximately $1.3 billion on that date. The unamortized balance of deferred finance fees associated with the repaid loans, amounting to approximately $19,797, was written off in the unaudited interim condensed consolidated statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75,000 associated with the respective debt was released upon the repayment.  The New Term Loan B facility which is secured primarily by first priority mortgages on the vessels, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)
8. Long-term Debt (continued):

$1.9 billion Term Loan B Facility

On February 7, 2014, the Company refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating and newbuilding drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries.

Certain of the Company's debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements and restrict, without the bank's prior consent, the Company's and its subsidiaries ability to, among other things, pay dividends over a certain amount, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business and require that the Company maintain an established place of business in the United States or the United Kingdom.

Total interest and debt amortization cost incurred on long-term debt for the nine-month periods ended September 30, 2013 and 2014, amounted to $166,172 and $230,224, respectively, of which $49,392 and $27,297, respectively, were capitalized as part of the cost of the drillships under construction. Total interest incurred and amortization of debt issuance cost on long-term debt, net of capitalized interest, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The aggregate available undrawn amounts under the Company's facilities as of September 30, 2014, were $0. The Company's weighted average interest rates on the above bank loans and notes were 6.12% and 6.32%, as of September 30, 2013 and 2014, respectively.

The annual principal payments required to be made after September 30, 2014, including balloon payments totaling $4,481,000, due through July 2021, are as follows:

September 30, 2015	$32,000
September 30, 2016	32,000
September 30, 2017	32,000
September 30, 2018	832,000
September 30, 2019	532,000
September 30, 2020 and thereafter	3,021,000
Total principal payments	4,481,000
Less: Deferred financing costs	(104,292)
Total debt	$4,376,708

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

9. Financial Instruments and Fair Value Measurements:

 ASC 815, "Derivatives and Hedging", requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company also enters from time to time into foreign currency forward contracts in order to manage risks associated with fluctuations in foreign currencies. All of the Company's derivative transactions are entered into for risk management purposes.

As of September 30, 2014, the Company had 8 interest rate swaps outstanding, of $2.0 billion notional amount, maturing from November 2014 through November 2017.
Tabular disclosure of the financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2013 Fair value	September 30, 2014 Fair value
Interest rate swaps	Financial Instruments non-current assets	$13,517	$13,984
Interest rate swaps	Financial Instruments current liabilities	(30,266)	(22,522)
Interest rate swaps	Financial Instruments non-current liabilities	(15,557)	(8,268)
Total derivatives		$(32,306)	$(16,806)

During the nine-month periods ended September 30, 2013 and 2014, the losses transferred from accumulated other comprehensive loss in the accompanying unaudited interim condensed consolidated statements of operations were $777 and $777, respectively. The estimated net amount of existing losses as of September 30, 2014, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,034.

The effects of derivative instruments not designated or qualified as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Nine- month period ended September 30, 2013	Nine-month period ended September 30, 2014
Interest rate swaps	Gain/(Loss) on interest rate swaps, net	11,000	(6,224)
Total		$11,000	$(6,224)

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)
9. Financial Instruments and Fair Value Measurements (continued):

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for floating rate loans. The carrying value of non-current restricted cash receiving floating interest rate approximates the fair value. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the-counter market). The fair value of the outstanding balance of the $1.9 billion and $1.3 billion Term Loan B Facilities which have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above 9.5% Senior Unsecured Notes, Drill Rigs Senior Notes and loans at December 31, 2013, is approximately $531,250, $863,504 and $1,951,790, respectively, compared to a carrying value net of finance fees of $493,915, $784,485 and $1,839,170, respectively. The estimated fair value of the above 7.25% Senior Unsecured Notes and Drill Rigs Senior Notes at September 30, 2014, is approximately  $485,165 and $796,000, respectively, while the loans' balances are approximately the same as their fair market values, compared to a carrying value, net of finance fees, of $491,828, $787,256, $1,828,450 and $1,269,174, respectively.

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.
	September 30, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Interest rate swaps-asset position	$13,984	-	13,984	$-
Interest rate swaps-liability position	(30,790)	-	(30,790)	-

Total	$(16,806)	-	(16,806)	$-

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

10. Common Stock and Additional Paid-in Capital:
Dividends:
On May 8, 2014, the Company announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders on record as of May 20, 2014. The dividend was paid on May 29, 2014.

On July 21, 2014, the Company announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share, to shareholders on record as of August 1, 2014. The dividend was paid on August 8, 2014. The Company paid dividends amounting to $50,206 during the nine-month period ended September 30, 2014.

Restricted stock awards:
On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of the Company's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011, and b) 28,200 shares to newly recruited employees as a sign-up stock bonus. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares were awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

On May 16, 2013, the Company's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $16.90 per share.

On August 20, 2013, the Company's Compensation Committee approved a sign-on bonus of 150,000 shares of the Company's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014, and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

On March 31, 2014, Ocean Rig's Compensation Committee approved the grant of 153,700 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

10. Common Stock and Additional Paid-in Capital (continued):

On August 19, 2014, the Compensation Committee approved a bonus in the form of 150,000 shares to be granted to Azara for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2013. The shares vest over a period of three years with 50,000 shares vesting on December 31, 2014, 50,000 shares vesting on December 31, 2015, and 50,000 vesting on December 31, 2016. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $18.37 per share.

Dividends of $0.19 per share were declared and paid to the non-vested shares during May 2014 and August 2014.

As of September 30, 2014, 172,033 shares have vested, while 146,550 shares were forfeited due to employees' resignations.

The movement during the nine-month period ended September 30, 2014, is presented below:

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance December 31, 2013	239,867	17.15
Granted	303,700	18.08
Vested	(50,000)	17.56
Forfeited	(53,500)	16.80
Balance September 30, 2014	440,067	17.79

As of December 31, 2013 and September 30, 2014, there was $2,724 and $4,878 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company, respectively. That cost is expected to be recognized over a period of 2 years. The amounts of $2,274 and $3,019 represent the stock based compensation expense for each period accordingly and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the periods ended September 30, 2013 and 2014, respectively.

11. Income Tax:
Ocean Rig UDW operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which the Company operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

12. Interest and Finance Cost:
The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:
	Nine-month period ended September 30,
	2013	2014
Interest on long-term debt, including amortization of financing costs	$166,172	$230,224
Capitalized borrowing costs	(49,392)	(27,297)
Bank charges and other financial expenses	53,456	31,778
Total	$170,236	$234,705

13. Earnings per share:
	Nine-month period ended September 30,
	2013			2014
	Income (numerator)	Weighted-average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income	$23,659	-	-	$172,298	-	-

Less: Non-vested common stock dividends declared and undistributed earnings	(32)	-	-	(496)	-	-

Basic and diluted EPS Incomeattributable to common stockholders	$23,627	131,715,545	0.18	$171,802	131,832,444	1.30

Non-vested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the nine-month periods ended September 30, 2013 and 2014. The non-vested participating restricted common stock was not included in the computation of diluted earnings per share because the effect is anti-dilutive.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

14. Commitments and Contingencies:

14.1 Legal proceedings:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and as a result an additional amount of $20.2 million for the above-covered event was recognized as revenue during the nine-month period ended September 30, 2014 and was reimbursed during the same period. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $23.3 million being recognized as revenue during the nine-month period ended September 30, 2014.

The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition.

As part of the Company's normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of the drillship Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached an out-of-court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive compensation amounting to $5.0 milliom, and a Settlement Agreement and Release dated September 12, 2013 was entered into and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, the Company, having previously recognized a receivable of $11.0 million, recorded a charge of $6.0 million in June 2013 in the respective consolidated statement of operations.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

OCEAN RIG UDW INC.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the nine-month periods ended September 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

14.2 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of September 30, 2014:

	Within 1 year	Within 2 years	Within 3 years	Total
Drillships building contracts	$566,300	498,200	864,400	1,928,900
Total obligations	$566,300	498,200	864,400	1,928,900

15. Subsequent Events:

15.1
On October 14, 2014, Ocean Rig Partners LP, a  wholly-owned subsidiary of the Company, filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering of units in a majority-owned master limited partnership (the "MLP"), which has been formed to own interests in equity securities or assets currently owned by certain of Company's subsidiaries. The completion of any such possible MLP initial public offering is subject to Company's Board authorization, market conditions and completion of the SEC filing and review process.

15.2
On October 15, 2014, the Company announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended September 30, 2014 of $0.19 per common share, to shareholders on record as of October 31, 2014 and has been paid by November 10, 2014.

15.3
On October 17, 2014, the Company was awarded extensions of the drilling contracts for its two ultra deepwater drillships, the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petróleo Brasileiro S.A. ("Petrobras") for drilling offshore Brazil. The term of each extension is for 1,095 days with a total combined revenue backlog of over $1.1 billion, excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in the first and second quarter of 2015, respectively.

15.4
On October 20, 2014, the Company agreed to lend its parent company, DryShips, with up to $120,000 of immediate liquidity through a short-term unsecured loan subject to documentation and a fairness opinion with regards to the financial aspects of the transaction.